UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

MEDINA INTERNATIONAL CORP.

(Exact name of registrant as specified in its corporate charter)

000-50482

(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	98-0377767 (I.R.S. Employer Identification No.)

1305 – 1090 West Georgia Street

Vancouver, British Columbia

V6E 3V7

(Address of principal executive offices)

604.685.9316

(Issuer's telephone number)

Approximate Date of Mailing: February 17, 2006

MEDINA INTERNATIONAL CORP.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about February 17, 2006 to the holders of shares of common stock of Medina International Corp., a Nevada corporation incorporated as of May 22, 2002, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to an understanding reached between our company and Biotech Knowledge LLC and the terms of the Letter Agreement between our company and BioTech Knowledge LLC entered into as of February 1, 2006, our company agreed to purchase from Dr. Ehud Keinan, the sole shareholder of BioTech Knowledge LLC and Dr. Keinan agreed to sell to our company, a patent registered in the United States under Patent No. U.S. patent #6,767,717. In connection with our company’s purchase of this patent from Dr. Keinan, BioTech Knowledge had acquired 7,000,000 shares of our common stock. BioTech Knowledge now owns 10,200,001 shares of our common stock, which is approximately 32.80% of the issued and outstanding shares.

The terms and conditions of the Letter Agreement and the Patent Purchase Agreement are summarized below under the heading "The Agreements".

At the time of and as a result of the completion of our purchase of the patent under the Patent Purchase Agreement, Dr. Ehud Keinan, Gadi Aner and Dan Elnathan are to be appointed to our board of directors. In addition, Gadi Ander will also be appointed as our Chief Executive Officer. At the same time, Mr. Nick DeMare will resign from all of his offices and directorship with our company, including the office of Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer.

Effective January 24, 2006, our board of directors consisted solely of Mr. Nick DeMare. Dr. Keinan, Mr. Ander and Mr. Elnathan will be appointed to serve as directors of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the Patent Purchase Agreement whereby we acquire the patent registered under Patent No. U.S. patent #6,767,717.

Following the effective date of the appointment of Dr. Keinan, Mr. Aner and Mr. Elnathan, our board of directors will be comprised of Dr. Keinan, Mr. Aner and Mr. Elnathan.

Please read this Information Statement carefully. It describes the terms of the Letter Agreement, the Patent Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of our purchase of the patent. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC N.W. at 450 Fifth Street, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

THE AGREEMENTS

On February 1, 2006, our company entered into a Patent Purchase Agreement with Dr. Keinan, a Consulting Services Agreement with Dr. Keinan and BioTech Knowledge LLC and a Letter Agreement with BioTech Knowledge LLC.

BioTech Knowledge is a limited liability company incorporated under the laws of the state of Delaware, whose sole member is Dr. Keinan. Through BioTech Knowledge, Dr. Keinan is the beneficial owner of 10,200,001 shares of our common stock, which is approximately 32.80% of our issued and outstanding shares.

The Patent Purchase Agreement covers the purchase of U.S. patent #6,767,717 by our company from Dr. Keinan. The Consulting Services Agreement engages Dr. Keinan as a consultant to our company. The Letter of Agreement contains obligations, representations and warranties of both the parties that govern their conduct up to and including the closing date of the patent purchase, which is scheduled to be February 28, 2006.

The information below is a summary of the material terms of the Patent Purchase Agreement, the Consulting Agreement and the Letter of Agreement.

Patent Purchase Agreement

In the Patent Purchase Agreement, Dr. Keinan agrees to sell to our company all right, title and interest in and to U.S. Patent #6,767,717 and other related state patents and patent applications, including all of the related know-how and technology.

The Patent Acquisition

The patent describes an invention that provides a method of detection of peroxide based explosives. On the closing of the Patent Purchase Agreement, Dr. Keinan will transfer this patent to our company through a Patent Assignment. The Patent Assignment will be in a form suitable for filing with the US Patent Office. The Patent Assignment will be held in escrow by attorneys for Dr. Keinan and delivered to our company when certain conditions in the Patent Purchase Agreement and the Letter Agreement are fulfilled.

Consideration

In consideration for the sale and transfer of the patent to our company, we agreed to pay to Dr. Keinan $120,000. Dr. Keinan will be responsible for the payment of his own taxes in connection with the sale of the patent.

Closing Conditions

In the event that we do not raise, within 6 months after the date of closing of the patent purchase, at least US $1,000,000 in equity, loans (whether or not convertible) or other credit arrangement, in order to finance the development and marketing of products described in the patent, the Patent Purchase Agreement will be terminated and we will need to transfer back to Dr. Keinan all the rights to the patent free and clear of any claims, pledges or other third party rights, but the payments under the Patent Purchase Agreement will be non-refundable.

Consulting Agreement

Under the terms of the Consulting Agreement, BioTech Knowledge agrees to enter into an agreement with our company to provide it with the consulting services of Dr. Keinan.

As part of the Consulting Agreement, BioTech Knowledge will obtain Keinan’s written agreement to the effect that any and all intellectual property rights developed in the future and owned by BioTech Knowledge or Dr. Keinan, which relate to the detection of peroxide based explosives and similar materials, will be assigned by BioTech Knowledge and Dr. Keinan to our company. BioTech Knowledge will also agree and obtain Dr. Keinan’s written agreement that if such rights are owned by any academic institution in which Dr. Keinan works, BioTech Knowledge and Dr. Keinan shall make their best efforts to assist us in obtaining a license to such rights on favourable terms.

In the event that the Patent Purchase Agreement shall terminate for any reason whatsoever, the Consulting Agreement will terminate at the same time and have no further force or effect.

In addition, the parties agreed to discuss the composition of our board of directors after the closing of the patent purchase, the management of our company and other corporate governance issues. Pursuant to this provision, we reached an understanding with BioTech Knowledge that following the closing date of the Patent Purchase Agreement, our board of directors will be comprised of Dr. Keinan, Mr. Aner and Mr. Elnathan.

Letter of Agreement

The Letter of Agreement between our company and BioTech Knowledge sets out the terms of the closing of the Patent Purchase Agreement and Consulting Agreements and the representations and covenants by the parties.

As required by the terms of the Letter Agreement we effected a 1-for-7 forward stock split of our company’s issued and outstanding common stock, effective 9 a.m., Eastern Standard Time, on February 7, 2006. As a result of the forward stock split, each share of our common stock that was issued and outstanding immediately prior to the forward stock split was automatically combined into and became 7 shares of common stock. No fractional shares were issued in connection with the forward stock split. The number of issued and outstanding shares of our common stock prior to the forward stock split was 4,442,858 and now, after giving effect to the forward stock split, it is 31,100,006. The forward stock split also changed the number of authorized shares of common stock from 50,000,000 shares to 350,000,000 shares.

The forward stock split neither altered the par value of the common stock nor modified any voting rights or other terms of our common stock.

In connection with execution of the Letter Agreement, Patent Purchase Agreement and the Consulting Agreement, on January 19, 2006 BioTech Knowledge acquired 7,000,000 shares of our common stock (post-forward-split) for a purchase price of $10,000.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

Voting Securities of our company

As of February 17, 2006 and the date of this Information Statement, there were and are 31,100,006 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of our common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of February 1, 2006 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of the voting securities of our company; (ii) each director and officer of our company; and (iii) directors and officers as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Nick DeMare Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 Director, Officer	None	N/A
Common Stock	Directors and Officers (as a group)	None	N/A
Common Stock	Dr. Ehud Keinan 8 Moran Street Timrat 23840 Israel	10,200,001 (3)	32.80

(1) Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 17, 2006, and the date of this Information Statement.

(2) Based upon 31,100,006 issued and outstanding shares of common stock as of February 17, 2006 and as of the date of this Information Statement.

(3) There shares are registered under BioTech Knowledge LLC, which is wholly owned by Dr. Ehud Keinan.

Changes in Control

In connection with execution of the Letter Agreement, Patent Purchase Agreement and the Consulting Agreement, on January 19, 2006 BioTech Knowledge acquired 7,000,000 shares of our common stock (post-forward-split) for a purchase price of $10,000. BioTech Knowledge also subscribed for 3,200,001 shares of our common stock (post-forward split) in a private placement closed on January 19, 2006. As a result, Knowledge LLC is now our largest shareholder with approximately 32.80% of our common stock.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Nick DeMare	51	CEO, CFO, Secretary, Treasurer and a Director (1)	May 22, 2002
Gadi Aner (2)(3)	53	Director	To be determined (3)
Ehud Keinan (3)	59	Director	To be determined (3)
Dan Elnathan(3)	52	Director	To be determined (3)

(1) Mr. DeMare will resign from the offices of CEO, CFO, Secretary, Treasurer and director upon the completion of the Patent Purchase Agreement.

(2) Mr. Aner will be appointed to the office of Chief Executive Officer of our company effective on the date of completion of the Patent Purchase Agreement.

(3) Messrs. Aner, Keinan and Elnathan will be appointed to our board of directors effective upon the date that is the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders, and (b) the date of the completion of the Patent Purchase Agreement.

Nick DeMare:

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private Canadian company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase Management. Mr. DeMare currently devotes approximately 5 hours per week to our business, unless he is providing contract consulting services, at which time he could provide up to 20 hours per week. Mr.

DeMare currently serves as an officer and director of 16 other public reporting companies listed on the TSX Venture Exchange and the NASD’s Over the Counter Bulletin Board.

Gadi Aner:

Mr. Aner has extensive experience in the establishment and management of companies in high technology companies, including all operational, marketing and financial aspects. Since 2001 to present, he has been the founder and managing director of Symposia (Israel) Ltd., which engages in the development of applications for the organization of events and conferences and utitlizes the Internet infrastructure to enable clients to use these applications. From 1998 to 2000, Mr. Aner was the CEO of Verdant Biotechnologies Ltd., which is an agricultural biotechnology company developing technologies to enhance resistance of agricultural crops. From 1995 to 1997, Mr. Aner served as the CEO of Pharmore Therapeutics Ltd., which worked in collaboration with the Technion, the Israel Institute of Technology, in developing less toxic, novel compounds for treatment of cancer. Mr. Aner received his bachelor’s degree in economics and political sciences from Haifa University.

Ehud Keinan:

Dr. Keinan is currently the Benno Gitter and Ilana Ben Ami Chair of Biotechnology at the Technion's Faculty of Chemistry. He received his Ph.D. in Organic Chemistry from Weizmann Institute of Science in Israel in 1977 and undertook post-doctoral research in the Department of Chemistry at University of Wisconsin from 1977 to 1980. Since 2004, Dr. Keinan has served as the Den of Faculty of Chemistry at the Technion. From 1999 to 2004, Dr. Kainan served as the founder and head of the Institute of Catalysis Science and Technology at the Technion. Dr. Keinan has received numerous honors and awards in the fields of chemistry and biochemistry. He has also published extensively in the areas of chemistry and biochemistry.

Dan Elnathan:

Mr. Elnathan is currently the chairman of the Accounting Department at the College of Management in Israel. He has served in that position since 2002. From 2000 to 2001, he was a professor of clinical accounting at the University of Southern California’s School and Accounting. From 2004 to present, Mr. Elnathan also served as a member of the board of director and the chairman of the audit committee of Vita Pri Hagalil, an Israeli public company. Mr. Elnathan received his Ph.D. in Accounting from Wharton School of Business at University of Pennsylvania.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended December 31, 2005. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.

Our board of directors also is of the view that it is appropriate for us not to have a standing nominating committee because there is currently only one director on our board of directors; this one director has performed and will perform adequately the functions of a nominating committee. The sole director on our board of directors, who performs the functions of a nominating committee, is not independent because he is also an officer of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. Our board of directors has not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years and except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

(a) any director or officer of our company;

(b) any proposed director of officer of our company;

(c) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(d) any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

Pursuant to the terms of the Patent Purchase Agreement, we will pay $120,000 to purchase the patent registered in the U.S. Patent Office under patent numbered U.S. Patent #6,767,717 from Dr. Keinan, who beneficially owns 10,200,001 shares of our common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain compensation paid or accrued to former and current officers during the fiscal years ended December 31, 2005, 2004 and 2003.

Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year Ending	Salary	Bonus	Other Annual Compen-sation	Restricted Stock Awards ($)	Securities Underlying Options/ SARS (#)	LTIP Payouts	All Other Compen-sation
Brad Colby (1) President, Chief Executive Officer, Chairman and Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil $22,500(2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Mr. Colby resigned as our Chief Executive Officer and Director on January 24, 2006.
(2)

Mr. Colby purchased 500,000 shares of our common stock on May 22, 2002, in exchange for $.005 per share, or $2,500 each. This annual compensation dollar value is the difference between the price paid by Mr. Colby of $.005 per share and the price paid by purchasers of securities in our offering and sale of common stock on June 30, 2003 of $.05 per share.

We reimburse our directors for expenses incurred in connection with attending board meetings, but did not pay directors’ fees or other cash compensation for services rendered as a director in the periods ended December 31, 2005 and 2004.

Since our inception, we have not granted any stock options, long-term incentive plans, or stock appreciation rights.

We have no standard or other arrangements for compensating directors for their service in their capacity as directors, or for committee participation or special assignments.

Other that an agreement with Chase Management Ltd., a private company owned by Nick DeMare, to provides office, secretarial and accounting services to our company, we have not entered into any employment or consulting agreement with any of our directors or officers. During fiscal years ended

December 31, 2004 and 2003, Chase Management Ltd. charged our company $5,600 and $3,000, respectively.

As required in the Letter Agreement with Biotech Knowledge LLC., we will enter into a Consulting Agreement with Biotech Knowledge LLC and Dr. Ehud Keinan upon the closing of the transactions contemplated by the Patent Purchase Agreement.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or officers, except that stock options may be granted at the discretion of our board of directors in the future.

We have no plans or arrangements in respect of remuneration received or that may be received by the officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Dated: February 17, 2006

By Order of the Board of Directors

MEDINA INTERNATIONAL CORP.

/s/ Nick DeMare

Nick DeMare

Chief Executive Officer and Director